GARDEN STAGE LIMITED

November 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Robert Arzonetti, Ms. Tonya K. Aldave, Ms. Lory Empire, Mr. Robert Klein

Re:	GARDEN STAGE LIMITED Withdrawal of Acceleration Request - Registration Statement on Form F-1 (File No. 333-273053)

Dear Mr. Robert Arzonetti, Ms. Tonya K. Aldave, Ms. Lory Empire, Mr. Robert Klein:

Reference is made to our letter, filed as correspondence via EDGAR on November 22, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, November 27, 2023, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very Truly yours,

Garden Stage Limited

By:	/s/ Sze Ho, CHAN
Name:	Sze Ho, CHAN
Title:	Chief Executive Officer and Director